H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **H.D. Vest Investment Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6333 North State Highway 161 – Suite 400
(No. and Street)

Irving	**Texas**	**75038**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Rod **(972) 870-6000**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name -- if individual, state last, first, middle name)

2323 Victory Avenue, Suite 2000	**Dallas**	**Texas**	**75219**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Chris Rod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of H.D. Vest Investment Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

JENEANE THERESE RICE
Notary ID # 10313546
My Commission Expires
January 3, 2020

C Rod
Signature

Financial Operation Principal
Title

Jeneane Therese Rice
Notary Public

This report ** contains (check all applicable boxes):

[X] (a) Facing Page.

[X] (b) Statement of Financial Condition.

[ ] (c) Statement of Income (Loss).

[ ] (d) Statement of Changes in Financial Condition.

[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[ ] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.D. VEST INVESTMENT SECURITIES, INC.

Table of Contents



Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors/Managers of
H.D. Vest Investment Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of H.D. Vest Investment Securities, Inc. (the "Company") as of December 31, 2018 and the related notes (the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditors since 2012.

February 28, 2019

A member firm of Ernst & Young Global Limited

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2018

Assets

Assets:		
Cash and cash equivalents	$	12,888,749
Cash required to be segregated under federal or other regulations		842,343
Commissions and accounts receivable		26,551,897
Deferred expenses		1,828,429
Other assets		3,991,952
Intangibles, net		149,647,682
Goodwill		194,161,485
Total assets	$	389,912,537

Liabilities and Shareholder's Investment

Liabilities:		
Commissions payable	$	14,683,122
Amounts due on clearing transactions		842,343
Payable to Parent, net		1,298,774
Deferred revenue		1,870,539
Other liabilities and accrued expenses		1,240,776
Deferred tax liability		36,749,363
Total liabilities		56,684,917
Shareholder's investment:		
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares		17,472
Additional paid-in capital		330,196,960
Retained earnings		3,013,188
Total shareholder's investment		333,227,620
Total liabilities and shareholder's investment	$	389,912,537

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

H.D. Vest Investment Securities, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The Parent, in turn, is a wholly owned subsidiary of HDV Holdings, Inc. (HDV). The stock of HDV was purchased by Blucora, Inc. (the Acquirer) on December 31, 2015 pursuant to the Purchase Agreement dated October 14, 2015 (the Transaction). The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, and the United States Virgin Islands. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Industry and Financial Markets Association, and the Securities Investor Protection Corporation. The Company previously cleared security transactions through Wells Fargo Advisors, LLC (f/k/a First Clearing, LLC), on a fully disclosed basis. In September of 2018, the Company began clearing security transactions through National Financial Services, LLC, on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii).

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less in the amount of $2,596,238.

(c) Cash Required to be Segregated Under Federal or Other Regulations

Cash of $842,343 is segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(d) Commissions and accounts receivable

Commissions, including trailers, which are earned but not yet received, are accrued by the Company. Accrued commissions are charged off at either 60 or 90 days depending on the product type.

(e) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and commissions and accounts receivable. These instruments are generally unsecured and uninsured. The Company attempts to manage exposure to counterparty credit risk by only entering into agreements with major financial institutions and investment sponsors that are expected to be able to fully perform under the terms of the agreement. Commissions and accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States operating in a variety of geographic areas.

(Continued)

(f) *Fair Values of Assets and Liabilities*

The Company measures its cash equivalents at fair value. The Company considers the carrying values of cash required to be segregated under federal or other regulations, commissions and accounts receivable, deferred expenses, other assets, commissions payable, amounts due on clearing transactions, payable to Parent, net, deferred revenue, and other liabilities and accrued expenses to approximate fair values primarily due to their short-term natures.

Cash equivalents are classified within Level 1 of the fair value hierarchy because the Company values them utilizing quoted prices in active markets.

In accordance with ASC 820, "Fair Value Measurements and Disclosures," certain of the Company's assets and liabilities, which are carried at fair value, are classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs, other than Level 1, or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data and reflect the Company's own assumptions.

The fair value hierarchy of the Company's financial assets and liabilities carried at fair value and measured on a recurring basis was as follows:

	December 31, 2018	Fair value measurements at the reporting date using:		
		Quoted prices in active markets using identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$2,596,238	$2,596,238	-	-

(g) *Income Taxes*

The Company is included in the consolidated federal income tax return of Blucora. Federal income taxes are generally allocated to the Company as if it had filed a separate return. Blucora also files combined state income tax returns in certain states. State income taxes are also allocated to the Company. The Company records its share of the consolidated tax liability in Payable to Parent, net.

　　　　　　　　　　　　　　　　　　　　　(Continued)

The Company accounts for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent the Company believes a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including expectations of future taxable income, recent cumulative earnings experience by taxing jurisdiction, and other relevant factors. There is a wide range of possible judgments relating to the valuation of the Company's deferred tax assets.

The Company records liabilities to address uncertain tax positions that have been taken in previously filed tax returns or that are expected to be taken in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that the tax position, based on technical merits, will be sustained upon examination. The tax benefit to be recognized in the financial statements from such a position is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority. The difference between the amount recognized and the total tax position is recorded as a liability. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded. The Company recognizes interest and penalties related to uncertain tax positions in interest expense and general and administrative expense, respectively.

(h) Amounts Due on Clearing Transactions

The Company remits customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed two business days).

(i) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(j) Goodwill and Intangible Assets

Goodwill is calculated as the excess of the acquisition-date fair value of total consideration over the acquisition-date fair value of net assets, including the amount assigned to identifiable intangible assets. Identifiable intangible assets with finite lives are amortized over their useful lives on a straight-line basis, except for advisor relationships which are amortized proportional to expected revenue. Goodwill and indefinite-lived intangibles are reviewed for impairment annually, as of November 30, or more frequently when events or circumstances indicate that impairment may have occurred. The Company performed a quantitative assessment as of November 30, 2018, and determined that no conditions existed that would make it more likely than not that goodwill and the indefinite-lived assets were impaired.

Definite-lived intangible assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The determination of recoverability is based on an estimate of pre-tax undiscounted future cash flows, using the Company's best estimates of future revenues and operating expenses, expected to result from the use and eventual disposition of the asset or group of assets over the remaining economic life of the primary asset in the asset group. The Company measures the amount of the impairment as the excess of the asset's carrying value over its fair value.

(k) Recently Issued Accounting Standards

Changes to GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification ("ASC"). The Company considers the applicability and impact of all recent ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Company's financial position and results of operations.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital cannot be less than $250,000 or $6\,^2/_3\%$ of aggregate indebtedness, whichever is greater. At December 31, 2018, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

Net capital	$	5,385,595
Required net capital		1,719,837
Excess net capital	$	3,665,758
Ratio of AI/NC		479.01%

The Company is exempt from the provisions of SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(3) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays certain costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue. Included in the Payable to Parent, net on the accompanying statement of financial condition is a $25,417 payable resulting from this fee.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

The Parent and HDV generally pay income taxes on behalf of the Company and, in turn, charge the Company for the payments. For the year, the Company paid taxes to the Parent totaling $8,931,789.

(4) Commitments and Contingencies

The Company's contractual commitments are $700,000 per year for the next five years and $3,325,000 thereafter. The Company's purchase commitments consist primarily of commitments to its new clearing firm provider.

The Company indemnifies its clearing firm against specified potential losses in connection with providing services to the Company. The Company's maximum potential liability under this arrangement cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under this arrangement is remote. Accordingly, no liability is recorded in the financial statements for this arrangement.

From time to time, the Company is subject to various legal proceedings or claims that arise in the ordinary course of business, including governmental and self-regulatory organization inquiries, investigations and proceedings. The Company accrues a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Although the Company believes that resolving such claims, individually or in aggregate, will not have a material adverse impact on its financial statements, these matters are subject to inherent uncertainties.

(5) Intangible Assets

Intangible assets other than goodwill consisted of the following at December 31, 2018:

	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible assets:				
Advisor relationships	20	$131,955,706	27,990,682	$ 103,965,024
Sponsor relationships	18	16,500,000	2,750,000	13,750,000
Proprietary software	6	7,468,155	4,474,598	2,993,557
Other intangible assets	4	439,304	329,477	109,827
Total		156,363,165	35,544,757	120,818,408
Non amortizing intangible assets:	Trade name / trademarks			28,829,274
Grand total				$ 149,647,682

(Continued)

(6) Income Taxes

Included in Payable to Parent, net is a current tax liability of $750,468.

Included in deferred tax liabilities are deferred tax assets of $122,212. At December 31, 2018, the Company determined that no valuation allowance was necessary for its deferred tax assets based upon its assessment of whether it is more likely than not that the Company will generate sufficient future taxable income necessary to realize the deferred tax benefits. The primary temporary difference that gives rise to the deferred tax liability relates to intangible assets created from the purchase of the Company in 2015.

The Company does not have any uncertain tax positions at December 31, 2018.

As of December 31, 2018, the Company's U.S. federal tax returns for the years 2015 – 2017 remain open under the normal three-year statute of limitations and are therefore subject to examination.

(7) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through the date the financial statement was available to be issued, and determined there are no items to be disclosed.